Mail Stop 3561

September 3, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Takanobu Ito, President
Honda Motor Co., Ltd.
No. 1-1 Minami-Aoyama 2-chome
Minato-ku Tokyo, Japan 107-8556

>   **Re: Honda Motor Co., Ltd**
>   **Form 20-F for the fiscal year ended March 31, 2009**
>   **Filed June 30, 2009**
>   **File No. 001-07628**

Dear Mr. Ito:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 20-F for the fiscal year ended March 31, 2009

Capital Expenditures, page 26
Plans after fiscal 2009, page 26

1.   We note from pages 26 and 27 that the 2009 and 2010 planned start of new auto
        plants in Yorii-machi Osato-gun, Saitama, Japan, Rajasthan, India, and Yokkaichi
        City, Mie, Japan, and a new R&D facility in Sakura City, Tochigi, Japan have
        been postponed. Please tell us the amount of any costs incurred on these projects
        that are currently recorded on the balance sheet at March 31, 2009. If you have
        costs capitalized on the balance sheet as of March 31, 2009, related to these
        projects, please provide us with, and disclose in future filings, the specific factors
        management will consider in determining the future of these projects, including
        whether the company plans to make an evaluation at the end of each reporting
        period for these projects and related costs (if any). To the extent you have
        recognized significant amounts on your balance sheet related to these projects, it
        appears you would be required to perform an impairment test under paragraph 8
        of SFAS 144. Please provide us with your impairment analysis as of March 31,
        2009. If you did not perform an impairment analysis on the assets related to these
        projects, please tell us why you believe you were not required to do so.

Item 5. Operating and Financial Review and Prospects, page 27
Fiscal Year 2009 Compared with Fiscal Year 2008, page 28
Business Segments, page 30

2.   We note that for each reporting segment, you discuss the changes in operating
        income from the prior period. Please revise future filings to discuss the changes
        in the statement of income line items comprising operating income, such as cost
        of sales, selling, general and administrative, and research and development by
        segment. We believe that significant changes in each of these line items should
        be separately discussed.

Financial Services Business, page 36

3.   We note from your disclosure that in fiscal year 2007, an increasing number of
        leases no longer qualified for direct finance lease accounting and instead have
        been recorded as operating leases. Please tell us the nature of the change in your
        business that resulted in the change in the classification of your leases. Include in
        your response if the change in lease classification resulted from amending leases
        from prior years or if the changes in classification were due to prospective
        changes to leases. We may have further comment upon receipt of your response.

Application of Critical Accounting Policies, page 48
Credit Losses, page 49

4.   We note your disclosure on page 50 that losses from customer defaults on
        operating leases are classified as impairments, rather than in the provision for
        credit losses. Please explain to us, and clarify in future filings, why you believe it
        is appropriate to recognize an impairment on the operating lease assets due to a
        customer default rather than recording an allowance/provision for credit losses.
        As part of your response, please tell us where the receivables from customer
        operating leases are presented on your balance sheet and explain to us whether a
        "customer default" relates to a default on the current receivable or on your
        projected revenue for the entire term of the lease. Also, please explain to us why
        the disclosure on page 50 in MD&A indicates that the impairment losses due to
        customer defaults totaled ¥8.7 billion for fiscal 2009, however the statement of
        cash flows discloses a ¥18.5 impairment loss on property on operating leases for
        fiscal 2009.

Financial Statements, page F-2
Consolidated Statements of Cash Flows, page F-9

5.   We note a significant increase in impairments of investment securities and long-
        lived assets and goodwill in your fiscal year 2009. Please tell us, and revise
        future filings to disclose, the facts and circumstances that led to each of the
        impairments and where such charges are recognized in your consolidated
        statement of income. Also, in light of the disclosure in Note 5 that you do not
        believe the decline in the fair value of any of the investment securities to be other
        than temporary, please provide us details of the nature and amount of investment
        securities which have been impaired. Refer to the disclosure requirements of
        paragraph 38-43 of FSP FAS 115-2, SFAS 144, paragraph 26, and SFAS 142,
        paragraphs 46 and 47.

Notes to Consolidated Financial Statements, page F-10
(4) Investments in and Advances to affiliates, page F-20

6.   Please reconcile the carrying amount of these investments and advances of
        ¥187,468 to the balance sheet amount of ¥505,835.

7.   We note that the company has several significant subsidiaries accounted for under
        the equity method for which summarized information under Regulation S-K, Item
        4-08(g) is presented in Note 4. Please confirm that no such subsidiaries were
        considered significant under the rules of Regulation S-X, Article 3-09 and
        therefore no additional financial statements of such subsidiaries were required to
        be filed.

(9) Income Taxes, page F-27

8.   We note from your disclosures in Note 9 that the effective tax rate increased
        24.7% from 2008 to 2009 and that your reconciliation of the statutory income tax
        rate to the effective tax rate identifies several items that contributed to the
        significant difference. Please provide us, and disclose in future filings, more
        details as to the nature and underlying reasons for the significant changes in
        effective tax rate for the following line items:
        - difference in statutory tax rates of foreign subsidiaries;
        - dividends income from subsidiaries and affiliates, net of foreign tax credit;
        - undistributed earnings of subsidiaries and affiliates;
        - adjustments for unrecognized tax benefits; and
        - valuation allowance for foreign tax credit.
        Refer to SFAS 109, paragraph 47.

(19) Segment Information, page F-46

9.   We note from your website (world.honda.com) that the company is also engaged
        in the production of aircraft and related engines, robotics, as well as other
        miscellaneous technologies. Please tell us how you have considered these other
        operations in your segment analysis under SFAS 131. To the extent you have
        deemed these other operations immaterial and have aggregated the results with
        other segments, please note that in order for operating segments to be aggregated,
        they must have similar economic characteristics and meet the aggregation criteria
        of paragraph 17 of SFAS 131. Furthermore, to the extent you have operating
        segments that do not meet the quantitative thresholds, nor do they meet the
        aggregation criteria, they should be reported in an "all other" category. Please
        refer to paragraphs 19 and 21 of SFAS 131 and advise.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions

Sincerely,

Linda Cvrkel
Branch Chief